Exhibit 99.1

Gerdau Ameristeel Announces 53% Sheffield Steel Shareholder Agreement

Tampa, Florida, April 28, 2006 - Gerdau Ameristeel Corporation (NYSE: GNA; GNA.TO) today announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has amended its previously announced merger agreement with Sheffield Steel Corporation of Sand Springs, Oklahoma. Sheffield shareholders owning approximately 53% of the outstanding shares of Sheffield have agreed to vote in favor of the amended merger agreement which increased the purchase price, subject to certain closing adjustments, to approximately $ 94 million in cash plus the assumption of approximately $94 million of debt and certain long term liabilities, net of cash.

The transaction, which is still subject to satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions, is expected to close in the second quarter of 2006.

Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 mini-mills (including one 50% owned mini-mill), 17 scrap recycling facilities and 43 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange under the symbol NYSE: GNA; and the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:

Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com